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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                         National Properties Corporation
                         -------------------------------
                                (name of issuer)

                                  Common Stock
                                  ------------
                         (title of class of securities)

                                    637252107
                                    ---------
                                 (CUSIP number)

                              I. Wistar Morris, III
                        c/o Boenning & Scattergood, Inc.
                            4 Tower Bridge, Suite 300
                              200 Barr Harbor Drive
                           West Conshohocken PA 19428
                                  610-832-5271
                                  ------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                  May 24, 2004
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D


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CUSIP No.   637252107                                         Page 2 of 4 Pages
--------------------------------------------------------------------------------

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1.       Name of reporting person                        I. Wistar Morris, III
--------------------------------------------------------------------------------
         S.S. or IRS Identification No. of above person  SS # ###-##-####
--------------------------------------------------------------------------------

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2.       Check the appropriate box if a member of a group*            (a) / /
                                                                      (b) / /
                                       N/A
--------------------------------------------------------------------------------

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3.       SEC USE ONLY
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
4.       Source of Funds*  PF
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

5.       Check box if disclosure of legal proceedings is required pursuant
         to items 2(d) or 2(E)                                            / /
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
6.       Citizenship of Place of Organization              Pennsylvania, U.S.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
NUMBER OF                  7.  Sole Voting Power                       16,981
SHARES
BENEFICIALLY               8.  Shared Voting Power                      2,800
OWNED BY
EACH                       9.  Sole Dispositive Power                  16,981
REPORTING
PERSON                    10.  Shared Dispositive Power                17,355
WITH
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person  34,336
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
12.      Check Box if the Aggregate amount in Row (11)
         Excludes Certain Shares*                                         / /
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
13.      Percent of Class Represented By Amount In Row 11              8.39%
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
14.      Type of reporting Person*          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                                                    page 3 of 4
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                                  SCHEDULE 13D
                    FILED BY I. WISTAR MORRIS, III REGARDING
                         NATIONAL PROPERTIES CORPORATION

ITEM 1.  SECURITY AND ISSUER
         -------------------

         This statement relates to the common stock of National Properties Corporation, (The "Company"). The Company's principal offices are located at 4500 Merle Hay Road, Des Moines, Iowa 50310.

ITEM 2.  IDENTITY AND BACKGROUND
         -----------------------

         The name of the person filing this statement is I. Wistar Morris, III, an individual (the "reporting person"). The reporting person's business address is c/o Boenning & Scattergood Inc., 4 Tower Bridge, Suite 300, 200 Barr Harbor Drive, West Conshohocken, PA 19428. He is employed as a registered representative at Boenning & Scattergood, Inc., which is a NASD registered broker-dealer.

         During the last five years, the reporting person has not been convicted in a criminal proceeding. During the last five years, the reporting person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which was or is subject to a judgment, decree final order enjoining future violation of, or prohibiting, or mandatory activities subject to federal or state securities laws of finding any violation with respect to such laws.

         The reporting person is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         --------------------------------------------------

         This schedule 13D covers 34,336 shares beneficially owned by Morris individually and through his immediate family. Of the 34,336 shares beneficially owned by Morris individually and through his immediate family, 11,981 shares are held in nominees' name for his benefit: 5,000 shares are held in his name: 12,090 shares are held in nominee's name for the benefit of his wife and 2,465 shares are held in nominee's name for the benefit of his children and 2,800 shares are held in nominee's name for a trust in which Morris is co-trustee and a partial beneficiary. The stock beneficially owned by Morris individually and through his immediate family was purchased with personal funds beginning in 1987, with the last purchase of 2,800 shares being made on 5-24-04.


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--------------------------------------------------------------------------------
                                                                    page 4 of 4
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ITEM 4.  PURPOSE OF TRANSACTION.
         -----------------------

         The purpose of the acquisition of the stock beneficially owned by the reporting person and his immediate family is for personal investment.

         The reporting person has no present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through
         (j) of Item 4 of Schedule 13D, except that additional purchases may be made which would not result in the reporting person having beneficial ownership of 10% or more of the Issuer's outstanding common stock.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
         -------------------------------------

         Morris individually and through his immediate family beneficially owns 34,336 shares of Class A common stock of the Company, which based on the Company's 10Q report for the period ended March 31, 2004, represents approximately 8.39% of the outstanding Class A stock as of April 30, 2004.

         Morris has the sole voting power and the sole dispositive power over 11,981 shares held for his benefit in nominee name and 5,000 shares registered in his name. He has no voting power but he has shared dispositive power with respect to the 12,090 shares held by his wife, in nominee name for her benefit and the 2,465 shares held in nominee's name for the benefit of his children as well as, the 2,800 shares registered in nominee name for a trust in which he is co-trustee and a partial beneficiary.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING, OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER.
         -----------------------------------------------------------------------
         None.

ITEM 7.  MATERIAL TO BE FILES AS EXHIBITS.
         ---------------------------------
         None.

         Signature.
         ----------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  May 26, 2004


I. Wistar Morris, III
-----------------------------------
I. Wistar Morris, III